CELLYAN BIOTECHNOLOGY CO., LTD

Room B1, 5/F., Well Town Industrial Building,

13 Ko Fai Road, Yau Tong, Kowloon

Hong Kong

+852 2618-9289

April 6, 2026

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Cellyan Biotechnology Co., Ltd
Registration Statement on Form F-1
Filed March 27, 2026
File No. 333-294685

Dear Ms. Beukenkamp:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cellyan Biotechnology Co., Ltd hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 (File No. 333-294685) so that it will become effective at 5:00 p.m. ET on Wednesday, April 8, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Chenyu Liang
Chenyu Liang
Chief Executive Officer and Director

cc:	McLaughlin & Stern, LLP